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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.

(Translation of registrant’s name into English)

Plaza de Canalejas, 1

28014 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated June 7, 2006, regarding the sale of the life insurance business of Abbey National plc.
2	Other Notification dated June 7, 2006, announcing a conference call with analysts in connection with the sale of Abbey’s life businesses.
3	Presentation dated June 7, 2006, entitled, “Sale of Insurance Operations in UK & Distribution Agreement with Resolution.”

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Item 1

MATERIAL FACT

Abbey National plc ("Abbey") announces that it has entered into an agreement with Resolution plc (“Resolution”) under which Abbey will sell its entire life insurance business to Resolution for a fixed cash consideration of EUR 5.2 billion (£3.6 billion). This represents 97% of the embedded Value of the businesses being sold as reported by Abbey at 31 December 2005, and will not generate capital gains for Grupo Santander.

The life businesses being sold are Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey will retain all of its branch-based investment and asset management business and James Hay, its market-leading self-invested personal pension company, and its Wrap business.

Separately, in order to provide continuity of product supply and service to its customers, Abbey has entered into two distribution agreements with Resolution under which:

•	Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution; and
•	Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.

In addition, Abbey has secured exclusive access to provide retail banking products to Resolution’s five million policyholders.

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction. Resolution will continue to operate the life operations from the existing Abbey premises in Glasgow. Resolution will also maintain the operations in Dublin, the Isle of Man and Hong Kong.

Completion of the transaction is expected during the third quarter of 2006 and is conditional upon, among other things, approval from the Financial Services Authority and relevant overseas regulators and the approval of Resolution’s shareholders.

Boadilla del Monte (Madrid), June 07th 2006

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Item 2

OTHER NOTIFICATIONS

Santander announces that a conference call with analysts will be held at 11:30 hours (Madrid time) today, in connection with the sale of Abbey’s life businesses to Resolution. The presentation materials which will be used in that conference call are attached hereto. Such presentation is also available at the corporate web page www.gruposantander.com

Boadilla del Monte (Madrid), June 7, 2006

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Sale of Insurance Operations in UK

&

Distribution agreement with
Resolution

June 7 2006

Item 3

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Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economicperformance. While these forward looking statements represent our judgment and future expectations concerning thedevelopment of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

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Index

Terms of the agreements

Strategic Rationale

Financial impacts

Conclusion

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Terms of the Agreement

What is being sold?

All the UK insurance business.

This includes principally Scottish Mutual, Scottish Provident,
Abbey National Life, Scottish Provident International and
Scottish Mutual International, etc.

This represents £24.2 bn of insurance assets under
 management

What businesses are being retained?

All investment management operations, wealth management
operations, Inscape, James Hay.

Price

Price will be £3.6 bn (EUR 5.2 bn)

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Terms of the Agreement

Retail Distribution agreement with Resolution

10 year distribution agreement: Resolution becomes exclusive provider through Abbey network of:

Life protection products

Life saving and pension products

Intermediary distribution agreement with Resolution

Abbey keeps exclusive rights to distribute Resolution
manufactured life protection product in the IFA market under the Scottish Provident brand

Abbey has access to Resolution policy holders to

provide banking products

Exclusive access for 5 years to Resolution policyholders
provided we deliver the product offering in two years

Opportunity to distribute retail banking products

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Index

Terms of the agreements

Strategic Rationale

Financial impacts

Conclusion

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Strategic Rationale

De-risk the balance sheet-

We give up short term profits for economic capital and lower risk

Selling a substandard business to focus on our core-activities

Expanding in core banking businesses in the UK with the excess economic capital generated

Strategic partnership, while keeping the insurance distribution

In the UK, we focus on distribution (vs. manufacturing)… plus we get 5 million potential new clients

Attractive multiple compared with similar transactions

Highest multiple paid for closed funds so far

1

2

3

4

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De-risk the balance sheet

However, it would have a much

larger impact on the economic

capital absorption of our business…

Although BIS I / current regulatory

framework accepts the doubleleverage

of banking and insurance

capital, this extra risk is fully captured

in our economic capital model…

… in addition, some rating agencies

already adjust for double leverage

… and it leaves us in a much better

position in anticipation of Basel II

The deal will have a

positive impact on

the Group BIS

Capital Ratio (14bp)

… and it will improve

our core Tier 1 ratio

by 7bp

This impact is more pronounced at

the Abbey level… therefore this deal

increases Abbey’s flexibility,

leaving the Bank in a much better

position to take advantage of growth

opportunities

1

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Expected Net Profit Growth 05-09
16%
8%
0%
ROE < Ke
ROE > Ke
High growth
Low growth
Grupo Santander
UK Insurance
0%
8%
16%
24%
Return on Tangible Equity

Santander

2

UK insurance is sub-standard in terms of profitability and

expected growth… when compared with our business

portfolio

Note: data for Grupo Santander based on market consensus

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2

Focus on our core-businesses…

This deal allows us to concentrate on our core
businesses

It frees up management time and resources (including
capital) to be re-invested in our main activities

The management team will be fully focussed on
transforming Abbey into the best retail bank in the UK

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3

Strategic partnership, while focusing on distribution

This deal will transfer the
“manufacturing ” component of
the business to Resolution…

.…while focusing on
distribution

Branch distribution:

Abbey will sell life and pension
products manufactured by Resolution
through its branch network
(mainly life protection)

Very attractive distribution terms (80-
90% of the profit)

IFA distribution:

Abbey will continue to sell Scottish
Provident-branded (but Resolution-
manufactured) life products through
IFAs

Operating / back office:

Operating areas will be transferred to
Resolution, minimizing execution /
migration risk

It is cheaper for us to distribute 3rd party
products than to manufacture in the UK

Economic capital absorption:

Life insurance risk transferred to
Resolution

…in addition, Abbey gain access to Resolution’s policyholder base
(5 million), having the opportunity to cross-sell banking products

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Branch distribution	IFA distribution	Manufacturing
Closed funds			Scottish Mutual, Scottish Provident
Investments	Abbey	Abbey for Intermediaries	Scottish Mutual, Abbey National Life
Protection	Abbey	Abbey for Intermediaries	Scottish Provident
General insurance	Abbey(*)		
Unit trusts	Abbey	Abbey for Intermediaries	Abbey (multi-manager)
Other	Inscape, James Hay, etc.		
Retail banking products to Resolution policyholders	Abbey		

- Ongoing businesses for Abbey (red)
- Business lines being sold to Resolution (grey)
- New businesses (orange)

Santander

3

Strategic partnership, while focusing on distribution

(*) General Insurance provided by Aviva

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4

Attractive multiple compared with similar  transactions

Resolution is paying 97% of Embedded Value (based
on 05 figures)-which is a very favourable multiple
when compared with similar transactions in the past
(70-88% of EV )

The financials of the deal are even more attractive when
taking into account the strategic value of our
partnership with Resolution

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Abbey
0.97x
Average
0.78x
P/EV
1,0x
0,8x
0,6x
0,4x
0,2x
0,0x
0,80x (est)
0,85x (est)
0.70x (adj)
0,76x
0,74x
0,75x
0.70x
0.80x
0.88x

Acquiror	Swiss Re	Swiss Re	RLG	RLG	Sun Cap / TDR	Britannic	Britannic	Chesnara	Britannic
Target	Zurich Life	LAHC	R&SA's Life Operations	Swiss Life	HHG Life Services	Allianz Cornhill	Century Life	CWA	RLG
Announcement Date	06 Aug 03	01 Jul 04	30 Jul 04	09 Dec 04	10 Dec 04	15 Dec 04	10 March 05	05 May 05	9 June 05
Price (£m)	288	333	850	205	1,070	114.7	45	48	835
Embedded Value (£m)	c.320	c.391	1,217	271	1,443	152	64	60	947
Description	Closed non-profit book	Closed non-profit book	Mixed with profit and non-profit	Primarily non-profit (Group and individual protection)	With profit and non-profit (Pearl, NPL, London Life)	Non profit (77%); unit-linked (29%); with profit (1%)	Non profit (40%); unit-linked (58%); with profit (2%)	Non profit (14%); unit-linked (86%)	Non profit (31%); unit-linked (20%); with profit (49%)

Santander

4

Attractive multiple compared with similar transactions

Selected Transactions in the last 3 years

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Index

Terms of the agreements

Strategic Rationale

Financial impacts

Conclusion

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Impacts on Group Capital: Positive on regulatory capital, large positive impact on economic capital

No significant capital gains

Lower RWA

Group

Impact

From

To

Core Tier 1

+ 7 bp

5.96%

6.03%

BIS

+ 14 bp

12.84%

12.98%

The positive regulatory impact on the group and Abbey understates the real impact on economic capital

Three measures on economic capital released:

Some rating agencies deduct the full 100%

Our internal model implies improved economic capital by EUR 1.9bn

Rule of thumb (50% of BV) implies releasing EUR 2.5+ bn

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Life under BIS II: Abbey gets the mortgage capital saving
advantage and do not get the insurance hit

BIS II simulation

BIS II ratios (ex)                          2006 pre deal                 2006 post deal

CT1                                                                                                7.0%                                                               9.7%

Tier 1                                                                                         1.5%                                                           13.9%

BIS                                                                                             20.1%                                                           27.3%

Under BIS II, Abbey RWA are expected to fall from £ 64 bn to £ 34 bn

This leaves Abbey well positioned to grow. As an example:

+ £ 40 bn in new RWA to grow (+ £ 120 bn mortgages, or £ 40-50 bn in SME / consumer loans, etc)

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0
-20
-40
-60
-80
-6
-69
-52
2006
2007
2008

Santander

There is an initial net profit negative impact in Abbey…

Estimated after-tax impact of the sale

…however, we maintain the same profit targets
we provided in our 3 year plan

P&L impact (after tax £ mn)

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Santander

SANTANDER WORLD'S BEST BANK
EUROMONEY 2005 Awards for excellence

•Investor Relations

•Ciudad Grupo Santander

•Edificio Pereda, 1st floor

•Avda de Cantabria, s/n

•28660 Boadilla del Monte, Madrid (Spain)

•Tel.: 34 91 259 65 14 -34 91 259 65 20

•Fax: 34 91 257 02 45

•e-mail: investor@gruposantander.com

•www.gruposantander.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: June 8, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President